FOIA Confidential Treatment Request by Autoliv, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83).

This letter requests confidential treatment of the bracketed portions of this letter (designated by “[***]”).

November 22, 2024

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Andrew Blume and Kevin Woody

Re:	Autoliv, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2023

Form 8-K furnished July 19, 2024

File No. 001-12933

Dear Mr. Blume and Mr. Woody:

We hereby respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in the Staff’s letter of comments dated October 7, 2024 (the “Comment Letter”), to the above referenced filings of Autoliv, Inc. (the “Company”). The Company has filed, via EDGAR, this letter (tagged Correspondence).

The Company has the following responses to the Staff’s comments in the Comment Letter. For your convenience, we have reproduced in italics below each comment from the Comment Letter with the response following.

Pursuant to 17 C.F.R. § 200.83 (“Rule 83”), the Company requests confidential treatment for portions of its responses to Staff comment 5. Specifically, the Company requests that portions of its responses to Staff comment 5 that have been redacted from the version of this letter filed via the Commission’s EDGAR system and marked by bracketed asterisks “[***]” be maintained in confidence, not be made part of any public record and not be disclosed to any person, including in response to any request under the Freedom of Information Act, 5 U.S.C. § 552 (“FOIA”), as such response contains confidential information. An unredacted version of this letter is being provided to the Commission under separate cover along with the request for confidential treatment under Rule 83.

Form 10-K for the Fiscal year Ended December 31, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 35

Question 1:

Where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify, where possible, the extent to which each factor contributed to the overall change in that line item, including any offsetting factors. For example, you identify several factors impacting the change in gross profit on page 36 but provide no quantification. When you discuss revenue fluctuations, specifically describe the extent to which changes are attributable to changes in prices or to changes in the volume or amount of goods or services being sold or to the introduction of new products or services pursuant to Item

FOIA Confidential Treatment Request by Autoliv, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83).

This letter requests confidential treatment of the bracketed portions of this letter (designated by “[***]”).

United States Securities and Exchange Commission

Page 2 -

303(b)(2)(iii) of Regulation S-K. We specifically note that you reference new product launches and price increases on page 35. In addition, where you identify intermediate causes of changes in your operating results, also describe the reasons underlying the intermediate causes. For example, you disclose on page 36 that changes in selling, general and administrative expenses and research, development and engineering expenses were mainly due to higher costs for personnel and projects and lower engineering income. Ensure you explain in sufficient detail the reasons driving these changes and that your overall revised disclosures assist in satisfying the requirements of Item 303(a)-(b) of Regulation S-K and the three principal objectives of MD&A, as noted in SEC Release No. 33-8350:

•	to provide a narrative explanation of a company’s financial statements that enables investors to see the company through the eyes of management;

•	to enhance the overall financial disclosure and provide the context within which financial information should be analyzed; and

•

to provide information about the quality of, and potential variability of, a company’s earnings and cash flow, so that investors can ascertain the likelihood that past performance is indicative of future performance

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and confirms that it will in future filings provide more quantification, where possible, to the extent which a factor contributed to the overall change in a specific line item, including any offsetting factors when it describes two or more business reasons that contributed to a material change in a financial statement line between periods.

Non-U.S. GAAP Performance Measures, page 37

Question 2:

Please tell us and disclose the nature of the items included in your “capacity alignment” non-GAAP adjustment. We note that the adjustments for fiscal year 2022 and 2023, particularly 2022, do not agree to the restructuring provisions and reversals disclosed on page 75.

RESPONSE:

The Company adjusts certain of its GAAP financial measures for costs associated with capacity alignment activities. The items in this non-GAAP adjustment include activities to restructure the Company’s geographic footprint such as closing production facilities and moving production between sites and countries. Production facilities take significant resources to close, and it may take considerable time and expense to close, move and/or build new facilities, particularly in countries with strong labor or union regulatory requirements. Once a decision is made to close a facility, costs related to the execution of such decision may impact a number of reporting periods. To the largest extent, the adjusted costs relate to employee compensation and are recognized as a provision charged to the restructuring reserves. The adjusted footprint costs may also include an immaterial amount related to the reduction of employees to align to present or expected volumes. Despite the fact that these capacity alignment activities have occurred over several years, the timing of the charges have been unpredictable and the amount of the charges vary significantly across reporting periods, which can affect comparability. We do not believe the capacity alignment activities are normal, recurring, cash operating expenses necessary to operate our business.

FOIA Confidential Treatment Request by Autoliv, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83).

This letter requests confidential treatment of the bracketed portions of this letter (designated by “[***]”).

United States Securities and Exchange Commission

Page 3 -

Some of the costs associated with footprint restructuring do not qualify for accrual or inclusion in the restructuring reserve. In connection with moving or closing a production site, certain costs are expensed as incurred, such as moving costs, other operational additional expenses and training of staff. There could also be impairment of machinery or buildings that would be charged directly to income. These costs are included in the “Capacity alignment” adjustment but not in the employee-related restructuring provision in the table set forth in Note 11. Restructuring to the Form 10-K for the fiscal year ended December 31, 2023 filed with the Commission on February 20, 2024 (the “2023 Form 10-K”).

For 2023, the capacity alignment adjustment amounted to $218 million and the restructuring provision charges and reversals were $211 million. The difference of $7 million relates to the costs associated with capacity alignment activities described above and none of which were material. For 2022, the capacity alignment adjustment amounted to positive $61 million and the restructuring provision charges and reversals were $13 million. The difference of positive $74 million mainly related to a gain from the sale of a property amounting to around $80 million as part of a footprint optimization project in Japan, as disclosed on page 36.

From the 2023 Form 10-K:

FOIA Confidential Treatment Request by Autoliv, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83).

This letter requests confidential treatment of the bracketed portions of this letter (designated by “[***]”).

United States Securities and Exchange Commission

Page 4 -

11. Restructuring

Restructuring provisions are made on a case-by-case basis and primarily include severance costs incurred in connection with employee reductions and plant consolidations. Restructuring costs other than employee related costs are immaterial for all periods presented and are included in the table below. The Company expects to finance restructuring programs over the next several years through cash generated from its ongoing operations or through cash available under its existing credit facilities. The Company does not expect that the execution of these programs will have an adverse impact on its liquidity position. The changes in the employee-related reserves in the table below have been charged against Other income (expense), net in the Consolidated Statements of Income. The restructuring reserve balance is included within Accrued expenses in the Consolidated Balance Sheet.

(Dollars in millions)	2023	2022	2021
Reserve at beginning of the period	$32	$88	$126
Provision - change	212	17	39
Provision - reversal	(1)	(4)	(31)
Cash payments	(35)	(64)	(37)
Translation difference	7	(5)	(8)
Reserve at end of the period	$213	$32	$88

The restructuring charges in 2023 of $212 million relate to the global structural cost reduction program activities initiated in 2023, primarily in Europe. Cash payments of $35 million in 2023 mainly relate to restructuring activities in Europe. As of December 31, 2023, the majority of the restructuring reserve balance is attributed to global structural cost reduction program activities initiated in 2023 in Europe.

The restructuring charges in 2022 of $17 million mainly related to footprint optimization activities in Asia and Europe. Cash payments of $64 million in 2022 were related to the structural efficiency program initiated in 2020, footprint optimization activities initiated in Europe in 2020 and in Asia in 2022.

The restructuring charges in 2021 of $39 million mainly related to footprint optimization activities primarily in Asia. Reversals mainly related to the structural efficiency program initiated in 2020. Cash payments in 2021 related to the structural efficiency program initiated in 2020 and other footprint activities.

Items included in Non-U.S. GAAP adjustments	2023		2022
(DOLLARS IN MILLIONS, EXCEPT EPS)	Adjustment Millions	Adjustment Per share	Adjustment Millions	Adjustment Per share
Capacity alignment	$218	$2.56	$(61)	$(0.70)
The Andrews litigation settlement	8	0.09	—	—
Antitrust related matters	4	0.05	—	—
Total adjustments to Operating income	230	2.70	(61)	(0.70)
Tax on Non-U.S. GAAP adjustments1)	(20)	(0.24)	22	0.25
Total adjustments to Net Income	$210	$2.46	$(39)	$(0.45)
Weighted average number of shares outstanding - diluted2)		85.2		87.2
Adjustment Return on capital employed	$230		$(61)
Adjustment Return on capital employed, %	5.3%		(1.5)%
Adjustment Return on total equity	$210		$(39)
Adjustment Return on total equity, %	7.2%		(1.3)%

1)	The tax is calculated based on the tax laws in the respective jurisdiction(s) of the adjustment(s).
2)	Annualized average number of outstanding shares.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity, Capital Resources, and Financial Position, page 39

Question 3:

Please provide a more informative analysis and discussion of changes in operating, investing and financing cash flows for each period presented.

In doing so, explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows.

FOIA Confidential Treatment Request by Autoliv, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83).

This letter requests confidential treatment of the bracketed portions of this letter (designated by “[***]”).

United States Securities and Exchange Commission

Page 5 -

Also provide an analysis of any known trends and uncertainties that will result in or that are reasonably likely to result in a material increase or decrease in your liquidity.

Ensure your discussion and analysis is not merely a recitation of changes evident from the financial statements. Refer to Item 303(a) of Regulation S-K and Section IV.B of SEC Release No. 33-8350.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and confirms that it will in future filings provide more informative analysis and discussion of changes in operating, investing, and financing cash flows for each period presented.

Liquidity, Capital Resources, and Financial Position, page 39

Question 4:

Please enhance your disclosures to provide qualitative and quantitative information necessary to understand the estimation uncertainty and the impact your critical accounting estimates have had or are reasonably likely to have on your financial condition and results of operations. In addition, discuss how much each estimate and/or assumption has changed over a relevant period and the sensitivity of reported amounts to the underlying methods, assumptions and estimates used. The disclosures should supplement, not duplicate, the description of accounting policies or other disclosures in the notes to the financial statements. Refer to Item 303(b)(3) of Regulation S-K and SEC Release No. 33-8350.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and confirms that it will in future filings enhance the disclosure, as necessary, to provide qualitative and quantitative information necessary to understand the estimation uncertainty and the impact the critical accounting estimates have had or are reasonably likely to have on the Company’s financial condition and results of operations. This includes disclosure, as necessary, of changes in estimates and/or assumptions that have had or are reasonably likely to have a material impact on the financial condition or results of operations of the Company and the sensitivity of reported amounts to the underlying methods, assumptions, and estimates used over the relevant period, if any.

Notes to the Consolidated Financial Statements, 1. Basis of Presentation

Segment Reporting, page 60

Question 5:

Although we note your disclosures that you manage the business on a global basis and that you believe your company represents a single consolidated operating segment, we note that the executive management team on your website includes regional presidents for America, Asia, China, and Europe. We further note that you discuss regional results and trends within your results of operations and during the most recent quarterly earnings call. Please tell us in sufficient detail how you determined that you have only one reportable and operating segment. In doing so, provide us with the following information:

FOIA Confidential Treatment Request by Autoliv, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83).

This letter requests confidential treatment of the bracketed portions of this letter (designated by “[***]”).

United States Securities and Exchange Commission

Page 6 -

•	Tell us the title and role of each individual that reports to your Chief Operating Decision Maker (“CODM”);

•	Identify and describe the role of each segment manager;

•

Tell us how often the CODM meets with his/her direct reports, the financial information the CODM reviews to prepare for those meetings, the financial information discussed in those meetings, and who else attends those meetings;

•	Describe the information regularly provided to both the CODM and the Board of Directors, and how frequently it is prepared;

•	Explain how budgets are prepared, who approves the budget at each step of the process, the level of detail discussed at each step, and the level at which the CODM makes changes to the budget.

•	Describe the level of detail communicated to the CODM when actual results differ from budgets and who is involved in meetings with the CODM to discuss budget-to-actual variances; and

•	Describe the basis for determining the compensation for each of the individuals that report to the CODM.

RESPONSE:

In response to the Staff’s comment, the Company respectfully advises the Staff that the determination that the Company operates in one reportable and operating segment is based on its analysis of operating segments as prescribed by ASC 280-10-50-1. The Company’s business is not divided into multiple components for purposes of reviewing operating results for assessing performance or allocating resources.

ASC 280-10-50-1 defines an operating segment as a component of an enterprise that has the following characteristics:

i.	It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise).

ii.	Its operating results are regularly reviewed by the chief operating decision maker (“CODM”) to make decisions about resources to be allocated to the segment and assess its performance.

iii.	Its discrete financial information is available.

Prior to June 29, 2018, the Company had two reportable and operating segments: Electronics and Passive Safety. On June 29, 2018, the Company completed its spin-off of the Electronics business. After the spin-off, pursuant to the ASC 280 criteria, the Company has concluded that it has one reportable and operating segment: Passive safety products composed principally of airbags (including steering wheels and inflators) and seatbelts.

Pursuant to ASC 280-10-50-5, the Company has determined that its CODM is its Chief Executive Officer, Mikael Bratt. Mr. Bratt is the only member of the management team with the authority to make or approve key operating or strategic decisions (subject to oversight by the Company’s Board of Directors) related to capital allocation, operating expense spending levels, resource management, and merger and acquisition activity.

FOIA Confidential Treatment Request by Autoliv, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83).

This letter requests confidential treatment of the bracketed portions of this letter (designated by “[***]”).

United States Securities and Exchange Commission

Page 7 -

The Company’s CODM does not regularly review operating metrics for the geographic regions (referred to as “Divisions” below), and although some financial information is available on a geographic basis for the Divisions, the CODM does not make decisions based on financial information other than that which is prepared for the Company on a consolidated basis.

It is important to note that the CODM’s integrated approach is used because the main driver for the Company’s sales is global light vehicle production (“LVP”) and an increase in the content per vehicle (“CPV”). Global LVP is driven by general economic conditions as well as the success of various vehicle models of the Company’s customers. CPV is driven by the development of new or enhanced safety products and local or country specific legislation. Finally, to introduce new products and increase the CPV, the Company utilizes a Global Research, Development and Engineering (“RD&E”) function that develops new products for our customers vehicles regardless of the geographic region.

The Company employs a global “one product one process” strategy that allows the Company to efficiently manage its manufacturing operations and relocate production if necessary to meet the needs of its customers. Most of the Company’s customers are global light vehicle manufacturers with operations and sales across the globe. These global customers purchase nearly all of the Company’s different product lines across nearly all of its geographic regions. The Company enters into global sales agreements with its global customers that are typically tied to various vehicle models, which may be produced in various countries and regions. So although the Company may be supplying products in certain regions to fulfill these orders, prices or supply chain decisions, for example, are not determined on a regional basis but on a global basis given the global production. Even sales to a local customer (i.e. a local Chinese or Indian OEM) are still managed through the global sales organization by members of the global sales organization located in that specific region. A vast majority of the Company’s sourcing is done on a global basis given the global footprint of the Company and the customer’s desire to have global agreements.

As explained further below, the Company has a matrix management structure that includes Global Functions, Corporate Functions, Divisions, and “Boards” or “Reviews.” The Company finds that this structure allows it to manage its global business efficiently and effectively. The CEO is ultimately responsible for allocating resources and assessing the performance of the Company, but relies on the Global Functions, Corporate Functions, Divisions, and “Boards” or “Reviews” to make recommendations to drive operational excellence and execute on the short, medium, and long-term plans of the Company.

As of December 31, 2023, the Company has 63 production facilities in 23 countries. The Company’s business is conducted in the following geographical regions: The Americas, Asia, China and Europe. A Division President oversees the operations in each of these regions. The overall direction for the Divisions comes from the CEO who is making decisions that are best suited for the entire organization. These Division Presidents are then responsible for executing on the optimal operating model and driving operational excellence for their region. While these leaders have discretion over executing on short-term plans for their areas of responsibility, the CEO is solely responsible for decisions related to the allocation of resources that have impact on the consolidated Company business and operations.

FOIA Confidential Treatment Request by Autoliv, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83).

This letter requests confidential treatment of the bracketed portions of this letter (designated by “[***]”).

United States Securities and Exchange Commission

Page 8 -

Although the Company publicly reports top-line sales information for each of these geographic regions as noted above, this is not how the Company or the CODM manages this business. This regional topline, high-level sales information is publicly disclosed because LVP is driven by general economic conditions within a region and investors and analysts have expressed an interest in understanding the Company’s sales in a region relative to the LVP in a region as reported by an independent third party. Reporting these topline sales figures based on a region does not reflect the CODM’s operational decisions, which are made on a global, consolidated basis.

For these reasons, the Company has concluded that it has only one reportable and operating segment.

Set forth below is additional information to support the Company’s determination that it operates in one reportable and operating segment.

•	Tell us the title and role of each individual that reports to your Chief Operating Decision Maker (“CODM”);

The direct reports to the CODM are as follows:

•	The Executive Management Team (“EMT”)

•	EVP, Finance and Chief Financial Officer: responsible for managing the financial activities of the Company as well as the IT and digitalization for the organization.

•	EVP, Legal Affairs, General Counsel, and Secretary: responsible for managing the legal affairs of the Company in addition to risk management, compliance, and the insurance program.

•	EVP, Human Resources and Sustainability: responsible for managing the personnel and sustainability programs.

•	EVP, Operations: responsible for managing the operations of the Company.

•	EVP, Global Supply Chain Management: responsible for managing the purchasing organization.

•	EVP, Quality and Program Management: responsible for managing the quality oversight functions and project management.

•	EVP, Chief Technology Officer: responsible for managing RD&E activities.

•	President, Autoliv Americas: responsible for managing the business in the Americas division.

•	President, Autoliv Asia: responsible for managing the business in the Asia division.

•	President Autoliv China: responsible for managing the business in the China division.

•	President, Autoliv Europe: responsible for managing the business in the Europe division.

•	[***]

FOIA Confidential Treatment Request by Autoliv, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83).

This letter requests confidential treatment of the bracketed portions of this letter (designated by “[***]”).

United States Securities and Exchange Commission

Page 9 -

•	Identify and describe the role of each segment manager;

The Company has an EMT that serves as the top management forum from an operational organization perspective. The Company is then organized by Global Functions, Corporate Functions and Divisions. Additionally, the Company has nine internal management “Boards” or “Reviews” charged with the governance of key cross-functional strategic priorities with oversight of the Global Functions, the Corporate Functions and the Divisions.

This matrix management structure allows the Company to manage its global business efficiently and effectively. However, the Company has determined that the sole segment manager is the CEO as contemplated by ASC 280-10-50-8 (the chief operating decision maker also may be the segment manager for certain operating segments). As the segment manager and CODM, the CEO makes the major decisions on how to allocate resources within the Company and assess the performance of the Company. As outlined below, while there is a matrix management structure, there is no other individual at the Company that reviews more disaggregated results in order to make strategic or key operational decisions related to capital or resource allocation, operating expense spending levels, or resource management such that it would create a separate segment.

Below is additional information regarding each of these organizational groups and their role and responsibilities.

Leadership Structure

[***]

EMT

The Company has in place an EMT. The EMT is the top forum from an operational organization perspective.

The CEO is a member of the EMT. He consults with and receives the input of the other members of the EMT regarding the allocation of resources and the performance of the Company’s global operations. The CEO has the authority to set long-term strategy within the Company, as overseen and approved by the Board of Directors. The EMT does not have any formal decision-making authority with respect to the allocation of resources. The ultimate decision-making authority on the allocation of resources rests with the CEO, and the CEO can choose not to accept recommendations that come from the EMT. Once the CEO has determined how to allocate resources, the members of the EMT execute such decisions with the assistance of the “Boards” or “Reviews.” For example, although the CFO may receive certain financial information, the CFO does not have the authority to make strategic or operational decisions on his own, but rather receives certain financial information to determine if the strategic objectives set by the CEO and resource allocation determined by the CEO are being adhered to by the various Global and Corporate Functions. For example, this information is used to determine how well the Company is preparing for product launches or manufacturing efficiency. As such, none of the EMT members would be considered a segment manager.

FOIA Confidential Treatment Request by Autoliv, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83).

This letter requests confidential treatment of the bracketed portions of this letter (designated by “[***]”).

United States Securities and Exchange Commission

Page 10 -

Global Functions

The four Global Functions consist of the following:

•

Sales – The Company’s customer relationships are managed and executed on a global basis (led by the SVP, Sales), not a local, country or divisional basis. [***]. The Company’s other assorted customers are managed by the SVP, Sales.

•

Research, Development and Engineering – The RD&E group (led by the EVP, Chief Technology Officer) focuses on innovation, research and application engineering. This function develops new products for customers on a global basis regardless of geography or region.

•	Supply Chain – The purchasing group (led by the EVP, Global Supply Chain Management), manages the Company’s global supplier base.

•

Operations – Manufacturing operations (led by the EVP, Operations) implement longer-term and significant investment decisions made by the CEO relating to manufacturing footprint, manufacturing technology and processes, which are all globally based. In addition, global product management sits within the EVP, Operations through the product lines. The Operations team also oversees the three product lines, the Autoliv Production System, and manufacturing management.

The Global Functions have a global and medium and longer-term time horizon focus. They manage Company’s customer and supplier arrangements and relationships. Additionally, the Global Functions establish the preconditions for creating operational synergies across the Company and the frameworks that will deliver operational excellence. They consider the Company’s global footprint and design an operating model that considers service or technology enhancements, including automation, modularization and digitalization of production lines, capacity improvements, and resource alignment. They also assist in developing more granular operating plans that are then executed on by the Divisions. Additionally, the Global Functions evaluate the Company’s processes, operational standards and best practices that will drive operational efficiencies on a global basis. The Global Functions do not meet the definition of a segment under ASC 280 as (i) they do not engage in business activities that earn revenues and incur expenses, (ii) results of the Global Functions are not regularly reviewed by the CODM and (iii) discrete financial information is not available. As such, none of the heads of the Global Functions meet the definition of a segment manager.

Corporate Functions

The four Corporate Functions consist of the following:

•	Finance/IR/IT

•	HR/Sustainability/Communications

•	Legal

•	Quality

The Corporate Functions support the global organization as well as the four Divisions in both the short- and longer-term time dimension. The Corporate Functions do not meet the definition of a segment under ASC 280 as (i) they do not engage in business activities that earn revenues and incur expenses, (ii) results of the Corporate Functions are not regularly reviewed by the CODM and (iii) discrete financial information is not available. As such, none of the heads of the Corporate Functions meet the definition of a segment manager.

FOIA Confidential Treatment Request by Autoliv, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83).

This letter requests confidential treatment of the bracketed portions of this letter (designated by “[***]”).

United States Securities and Exchange Commission

Page 11 -

Divisions

The four Divisions consist of the following:

•	Americas (AAM)

•	Europe (AEU)

•	China (ACH)

•	Asia (AAS)

The Divisions are in place to allow the Company to manage the Company’s day-to-day business activities within a certain region. The Divisions collaborate with the Global Functions and Corporate Functions on a regular basis. The Divisions execute on the current order book and work on continuously improving existing production processes and technologies to support the one product one process Company philosophy with respect to their specific geographic region. The Divisions also execute on the strategic plans given to them by the CEO. For example, if the Company determines that an R&D facility needs to be developed in a certain region to support the Company’s overall plans, the specific Division would be responsible for executing on the plan and provide updates on the progress for such development. The Division president is evaluated on his or her ability to execute on the plan and the overall operational efficiencies achieved in the region as it relates to the Company’s global operations goals. As discussed further below, although the EMT Financial Report includes financial information on a Divisional basis, such information is not regularly reviewed by the CODM or used to allocate resources.

Therefore, while the Divisions do engage in business activities that earn revenues and incur expenses and discrete financial information is available for the Divisions (as discussed below), none of the Divisions meets the definition of a segment under ASC 280 because results of the Divisions are not regularly reviewed by the CODM. As such, none of the heads of the Divisions meet the definition of a segment manager.

Boards or Reviews

The Company has nine internal management “Boards” or “Reviews” charged with the governance of key cross-functional strategic priorities with oversight of the Global Functions, Corporate Functions and Divisions. They are made up of members of management on a cross-functional basis as it relates to the particular area of focus of the “Board” or “Review.” Each of these internal management “Boards” or “Reviews” is chaired by a member of the EMT. Examples of these include the: [***].

The purpose of these “Boards” or “Reviews” is to assist with the development and execution of the Company’s strategic plans and priorities on a global basis. The “Board” or “Review” makes directional recommendations during their meetings with respect to their specific focus area. The member of the EMT that serves as the chair of such “Board” or “Review” will then report such recommendation at an EMT meeting. Once discussed at an EMT meeting and if ultimately approved by the CEO, the “Board” or “Review” will then engage with the applicable Corporate Function, Group Function or Division to ensure that such plan or priority is executed. No member of a “Board” or “Review” has the ability or authority to make significant strategic or operational decisions on how to allocate resources without the authorization of the CEO.

One Segment Manager

As described above, under the Company’s leadership and governance model, the Company’s CEO sets strategy and allocates resources on a global basis generally following input from the EMT. The Corporate Functions, Global Functions and Divisions are responsible for overseeing the execution of strategic priorities that are approved by the CEO. The “Boards” or “Reviews” are responsible for ensuring that the Company is executing on its strategies.

FOIA Confidential Treatment Request by Autoliv, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83).

This letter requests confidential treatment of the bracketed portions of this letter (designated by “[***]”).

United States Securities and Exchange Commission

Page 12 -

Therefore, the Company has determined that the sole segment manager is the CEO as contemplated by ASC 280-10-50-8 (the chief operating decision maker also may be the segment manager for certain operating segments). The CEO makes the major decisions on how to allocate resources with the Company and assess the performance of the Company based on consolidated results of the Company that the CEO, as the segment manager, reviews and considers when allocating resources and assessing performance.

•

Tell us how often the CODM meets with his/her direct reports, the financial information the CODM reviews to prepare for those meetings, the financial information discussed in those meetings, and who else attends those meetings;

The CEO generally meets with the EMT twice a month. As noted below, the CODM receives financial information on a consolidated, group wide basis in the EMT Financial Report. The report is provided on a monthly basis. The report contains the consolidated information for the Company’s performance, income statement and cash flows for the period with appropriate comparisons to previous periods and forecasts, selected consolidated balance sheet items and capital expenditures. The report also contains information from three other perspectives: (i) customer sales and profitability, (ii) product lines’ financial performance and, in the appendix, (iii) the Divisions’ financial performance. This monthly financial report is referred to as the EMT Financial Report herein. The CFO reviews and presents the consolidated financial performance for the Company monthly at one of those bi-monthly EMT meetings. The meetings provide an opportunity for the CEO to receive the input from the respective EMT members on assorted topics on the agenda for his decision making.

The meetings of the “Boards” or “Reviews” take place on a periodic basis throughout the year. The CEO will attend these meetings from time-to-time. There are also more specialty “Boards” or “Reviews” that are convened on an as needed basis such as a significant M&A matter or a critical product quality issue, and in such case the CEO will likely attend such meeting. The information reviewed in each of these meetings will depend on the specific “Board” or “Review” and the specific topic of discussion.

The Global Functions and Corporate Functions provide the CEO with separate information from their respective functions, normally on a monthly basis. For example, the Sales function may provide separate information on order intake and customer relationship development and the EVP, Supply Chain Management may present an update on cost saving initiatives and strategic updates.

The CEO meets at least monthly with the members of the [***] to review business development opportunities and review analysis of topics discussed at EMT meetings.

The CEO meets at least monthly with his direct reports in the [***] team. At these meetings, he reviews actual financial results for the Company organized by customer, product line, and region and financial results of new order intake. The CEO also meets at least quarterly with the [***], and reviews financial results and forecasts by customer. He may also meet with members of the [***] team if he participates in a meeting of a “Board” or “Review” where such [***] team members are present.

The CEO meets at least monthly with the SVP, Communications to review and approve internal and external communications strategies and projects.

FOIA Confidential Treatment Request by Autoliv, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83).

This letter requests confidential treatment of the bracketed portions of this letter (designated by “[***]”).

United States Securities and Exchange Commission

Page 13 -

•	Describe the information regularly provided to both the CODM and the Board of Directors, and how frequently it is prepared;

The operating results of the Company’s one reportable segment are regularly reviewed by the CODM. This information, which is the same as what is included in the EMT Financial Report, includes the consolidated information for the Company’s performance, income statement and cash flows for the period with appropriate comparisons to previous periods and forecasts, selected consolidated balance sheet items and capital expenditures. As described above, the EMT Financial Report also contains information from three other perspectives: (i) customer sales and profitability, (ii) product lines’ financial performance (airbags, steering wheels, and seatbelts) and, in the appendix, (iii) the Divisions’ financial performance. The Division and product line financial information in the EMT Financial Report includes costs from both the Global and Corporate Functions that are allocated to the Divisions and/or product lines, as applicable. For component flows between subsidiaries and Divisions in the Company, the price is based on tax transfer pricing (this also includes tax driven costs such as royalty fees).

However, the financial information from the three other perspectives included in the EMT Financial Report is not the primary tool the CODM uses in evaluating and deciding upon significant operating or strategic decisions as it is inherently incomplete as it does not capture the nature of decisions made on a global basis that impact the Divisions, product lines or customer sales and profitability such as pricing decisions on products or supply chain decisions. While this disaggregated information is helpful to understand the efficiency of manufacturing operations within a geographic region, it does not reflect the full operations of the business within a region as many of those functions, such as sales, sourcing, RD&E and the supply chain, are managed globally. Therefore, this level of disaggregated information is not utilized by the CODM to make decisions about the allocation of resources in support of the Company’s primary strategic financial goals of achieving long-term consolidated organic revenue growth, operating income growth and cash flow generation. Complete, consistent, and meaningful discrete financial information to help the CODM make informed judgments on these matters is only available at the consolidated Company level.

Instead, the CODM considers the impact on consolidated Company performance, margins, cash flow, and, most importantly, how the Company’s long-term organic revenue growth is driven by investment decisions. This is principally attributable to the Company’s global footprint and the goal to meet the demands of its customers in an operationally effective and cost-effective basis. The focus is to optimize the global results of the Company and not the results of a specific region. For example, when allocating capital expenditures, the CODM consider factors such as customer locations, customer production strategy and organization, customer supply agreements, the Company’s supply base, and production capacity on a global basis and then may determine to make such capital expenditure in a specific Division. As noted above, given the Company’s customers are mostly global OEMs, these decisions are made on a global, consolidated basis. It also reflects the fact that many decisions, such as sales and supplier decisions, are made on a global basis and are not within the responsibilities of the Divisions. The Divisions are unable to operate as stand-alone units as the Global Functions and Corporate Functions are necessary for the Divisions to carry out their operations. This is reflected in the fact that the Division presidents are not compensated based on regional results as described in more detail below. Additionally, the product lines are not operated as stand-alone units and are integrated into the entire Company. Thus, while the financial or other impact on specific geographic regions or product lines may help inform these resource allocation decisions. It is not the primary driver of the CODM’s strategic decision-making

FOIA Confidential Treatment Request by Autoliv, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83).

This letter requests confidential treatment of the bracketed portions of this letter (designated by “[***]”).

United States Securities and Exchange Commission

Page 14 -

framework, nor are such results viewed in isolation. Consequently, the CODM does not regularly utilize the disaggregated financial information when making decisions to allocate resources or as the basis to determine the most effective way to operate the Company. The Company’s consolidated results are the most important input into the CODM’s strategic decision-making framework.

The Board of Directors receives a monthly financial report on a consolidated level, including the income statement, actual outcome versus earlier periods and forecast. This report includes analyses over sales and margin development and other operational updates, such as the Company’s customers’ light vehicle production volumes and order intake. The Board of Directors does not regularly receive additional financial information.

•	Explain how budgets are prepared, who approves the budget at each step of the process, the level of detail discussed at each step, and the level at which the CODM makes changes to the budget.

The Company utilizes forecasts and not budgets in its operations. Each quarter, a new forecast is prepared from the bottom up by various groups and then consolidated for review and approval by the CEO. The forecast is prepared in the various Global Functions and Corporate Functions as well as the operational Divisions. Group Sales set the expected sales volumes and amounts per customer and period. The Group Supply Chain Management identifies the cost for purchased components and material. The various factories translate volumes in to manufacturing cost. The Divisions and Group Functions add RD&E and SG&A cost for their respective area.

After the individual forecasts are prepared and approved by each of the Global Functions, Corporate Functions and Divisions for certain discrete items, these forecasts are consolidated by the financial system and then reviewed and analyzed by the Group Finance Function and the CFO. The individual forecasts are reviewed at a high-level with the CFO and the heads of each of the Global Functions, Corporate Functions and Divisions. The CEO does not participate in these forecast review meetings. Additionally, none of the individual forecasts are individually approved by the CFO and are only included in the consolidated forecast for final approval by the CEO as described below.

Once the consolidated forecast is prepared, it is presented by the CFO to the CEO. The CEO will review and discuss with the CFO any potential changes to the consolidated forecast such as R&D spend, sales or supplier costs. Once finalized, the CEO will approve the Company forecast at a consolidated level and resource allocation decisions are then communicated to the organization. This forecast is also the basis for the guidance and strategic targets that are communicated by the Company to the market. The consolidated forecast is also presented to the Board of Directors on an annual basis for approval, and decisions are evaluated in this context.

•	Describe the level of detail communicated to the CODM when actual results differ from budgets and who is involved in meetings with the CODM to discuss budget-to-actual variances; and

The CFO is responsible for reviewing the financial results of each of the Global Functions, Corporate Functions and Divisions in the business review meetings. The CFO is supported by the respective Global Functions, Corporate Functions and Divisions. This review also includes an analysis of any differences between the forecasts and the actual results. The CFO prepares a consolidated analysis of the variance from the consolidated forecast to the consolidated results. The CODM is presented the consolidated variance information at an EMT meeting. The CODM reviews consolidated variance analysis information concerning the Company’s operating and financial performance on a monthly basis to better understand the Company’s overall profitability.

FOIA Confidential Treatment Request by Autoliv, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83).

This letter requests confidential treatment of the bracketed portions of this letter (designated by “[***]”).

United States Securities and Exchange Commission

Page 15 -

From time to time, at meetings of the Boards or Reviews, which may include the CODM, there may be a further discussion of a specific variance from the forecast to an actual result. For example, sales performance and order intake per customer or research or development expenses for certain product lines or similar) may be discussed. However, it is at an EMT meeting noted above where the consolidated variance information is reviewed and discussed in depth.

•	Describe the basis for determining the compensation for each of the individuals that report to the CODM.

Total compensation for the individuals that report to the CODM generally consists of base salary, annual non-equity incentives, long-term incentive equity awards, retirement/pension-related benefits, and other benefits. The compensation of these individuals is significantly affected by the Company’s consolidated financial results.

In 2023, non-equity incentive awards for these individuals were based on adjusted consolidated operating income and adjusted cash conversion. However, for one of the CODM’s direct reports, the President, Autoliv Europe, the 2023 non-equity incentive awards were based on the Company’s adjusted operating income, the Company’s adjusted cash conversion, and Division Europe adjusted operating income in light of a short-term project to restructure the division. This short-term and unique objective will end no later than the completion of 2025, at which time, restructure of the division will conclude and this individual will be compensated in line with the other direct reports. In 2023, performance-based awards were based on the Company’s consolidated earnings per share, relative organic sales growth, and greenhouse gas emission reductions. Other than as described above, the compensation is not dependent on the results of any individual Division or any other metric.

All members of the EMT have his or her compensation set and approved by the Leadership Development and Compensation Committee of the Board of Directors (“LDCC”).

The LDCC annually reviews pay levels and target incentive opportunities versus the competitive market. It also receives input and considers information provided by (i) an independent compensation consultant regarding trends, (ii) the EVP, Human Resources and Sustainability and (iii) the CEO, as it relates to the amount and form of compensation for the members of the EMT (other than himself). In addition to this information, the LDCC also reviews the Company’s financial performance and each officer’s individual performance based on the individual criteria for each position. Other than as described above with respect to the President, Autoliv Europe, the Division Presidents are not compensated based on the individual performance results of their region. They are instead evaluated on their ability to execute on the strategic plans as ultimately determined by the CODM and to successfully oversee the day-to-day operations of their region. Given the CEO is making decisions that are in the best interests of the Company on a global basis and not on a regional basis, compensating individuals on the basis of performance within a certain region would not properly motivate such individual given certain global decisions by the Company may have a negative impact on a certain region over another region.

FOIA Confidential Treatment Request by Autoliv, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83).

This letter requests confidential treatment of the bracketed portions of this letter (designated by “[***]”).

United States Securities and Exchange Commission

Page 16 -

The total compensation of the members of the EMT is reviewed annually. The LDCC considers changes in the compensation levels after it reviews the relevant peer group or local market data (per position). The LDCC reviews, provides feedback, and approves the compensation of the members of the EMT.

For the other individuals who report to the CODM, the CEO recommends the compensation of such individuals with the support of the Corporate Function: VP, Human Resources. The recommendations are then calibrated in a second step with support from the EVP, Human Resources & Sustainability and the VP, Compensation & Benefits before the process is finalized. The compensation packages for these individuals are also reviewed annually.

Notes to the Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Research, Development and Engineering, Net (R,D&E), page 62

Question 6:

We note your disclosure that “most” engineering expenses are expensed as incurred and that certain engineering expenses related to long-term supply arrangements are capitalized when defined criteria, such as the existence of a contractual guarantee for reimbursement, are met.

We further note that tooling costs are capitalized when certain criteria are met. Please confirm for us the ASC guidance you apply in accounting for such arrangements.

In doing so, provide your assessment of whether such activities represent a promised good or service under ASC 606 and whether such costs fall within the scope of ASC 340-10 or ASC 340-40.

RESPONSE:

As disclosed in Note 2. Summary of Significant Accounting Policies in the 2023 Form 10-K: “tooling is generally agreed upon as a separate contract or a separate component of an engineering contract, as a pre-production project. Capitalization of tooling costs is made only when the specific criteria for capitalization of customer funded tooling is met or the criteria for capitalization as Property, Plant & Equipment (P,P&E) for tools owned by the Company are fulfilled.”

Tooling generally refers to all prototype and production tools, dies, fixtures, jigs, gauges, molds, patterns, and/or software that is legally owned by the customer or related original equipment manufacturer (OEM) that the Company will utilize in its respective plant location to manufacture the corresponding goods or parts noted above.

Within the automotive industry, tooling arrangements are typically structured such that once a supplier (e.g. the Company) is notified that it has won the award to provide the goods or parts for a certain vehicle line, the supplier will be responsible for either procuring from a tooling vendor or internally manufacturing (although rare) the necessary tool(s) to manufacture the goods or parts that were awarded.

Although the development of the necessary “tool(s)” is the responsibility of the Company, typically, the customer or related OEM will retain ownership of the tool and reimburse the Company for the cost to procure or manufacture the tool. These tooling provisions often exist within the general terms and conditions between the customer/OEM and the Company in order to protect the OEM from a disruption in its supply chain. That is, such provisions allow the customer/OEM to take possession of the tooling in the event of termination of the relationship with the supplier.

FOIA Confidential Treatment Request by Autoliv, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83).

This letter requests confidential treatment of the bracketed portions of this letter (designated by “[***]”).

United States Securities and Exchange Commission

Page 17 -

As a result, from the Company’s perspective there are two components of this arrangement: (i) the tooling costs that are incurred to establish the tooling and (ii) the cash reimbursements that are received from the customer/OEM to pay for the tooling that the customer/OEM owns.

The applicable accounting literature in this area is ASC 340-10, Accounting for Pre-Production Costs Related to a Long-Term Supply Arrangement.

Paragraph 25-1 of ASC 340-10 states the following:

“Design and development costs for products to be sold under long-term supply arrangements shall be expensed as incurred. Design and development costs for molds, dies, and other tools that the supplier will own and that will be used in producing the products under a long-term supply arrangement shall be capitalized as part of the molds, dies, and other tools unless the design and development is for molds, dies, and other tools involving new technology, in which case, the costs shall be expensed as incurred in accordance with Subtopic ASC 730-10.”

Paragraph 25-2 of ASC 340-10 states the following;

“Design and development costs for mold, dies and other tools that the supplier will not own and that will be used in producing the products under the long-term supply agreement shall be capitalized if the supply arrangement provides the supplier with the non-cancelable right (as long as the supplier is performing under the terms of the supply arrangement) to use the molds, dies, and other tools during the supply arrangement. Otherwise, those design and development costs shall be expensed as incurred, including costs incurred prior to the suppliers receiving the non-cancelable right to use the molds, dies, and other tools during the supply arrangement.”

Paragraph 25-3 of ASC 340-10 states the following:

“If a contractual guarantee for reimbursement exists for design and development costs that otherwise would be expensed based on the guidance in this Section, those costs shall be recognized as an asset as incurred. For purposes of this Subtopic, contractual guarantee means a legally enforceable agreement in which the amount of reimbursement can be objectively measured and verified.”

In the Company’s case, any customer owned tools are paid for in lump sum by the customer. The amount of customer owned tooling/customer funded tooling that the Company will be reimbursed for by its customer represents a contractual guarantee in exchange for ownership of the tooling. The contracts typically state that ownership or title of the tool pass to the customer once the tool has completed the production part approval process (PPAP).

Historically, the Company has not determined that lump sum reimbursements for pre-production activities were part of a revenue transaction due to the fact that the reimbursements were related to fulfillment and development activities and not representative of a separate deliverable or performance obligation.

Under ASC 605, the Company determined that lump sum reimbursements for engineering, design, and development (EDD) and tooling did not constitute revenue because they were considered the reimbursement of development activities related to the production parts contract. Additionally, the facts and circumstances of the EDD and tooling activities remain substantially the same as prior to the adoption of ASC 606.

FOIA Confidential Treatment Request by Autoliv, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83).

This letter requests confidential treatment of the bracketed portions of this letter (designated by “[***]”).

United States Securities and Exchange Commission

Page 18 -

As a result of the above discussion and analysis and after consideration of the Company’s previous conclusions regarding these arrangements and no changes to the facts and circumstances, the EDD and tooling activities are not accounted for as separate contracts or performance obligations under the scope of ASC 606. Lump sum reimbursements for EDD and tooling will continue to be presented as an offset to the costs within the “Research, development and engineering expenses, net” financial statement caption within the consolidated statement of net income.

Form 8-K Furnished July 19, 2024

Exhibit 99.1 Press Release of Autoliv, Inc. dated July 19, 2024

Key Figures, page 1

Question 7:

Please ensure you reconcile each adjusted operating margin, adjusted earnings per share, and cash conversion figure presented to the most directly comparable GAAP measure. In doing so, ensure you separately present each individual adjustment. See Item 10(e)(1)(i)(B) of Regulation S-K.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and confirms it will revise the disclosure in future filings to separately reconcile and present each of adjusted operating margin, adjusted earnings per share-diluted and cash conversion figure to the most directly comparable GAAP measure in accordance with Item 10(e)(1)(i)(B) of Regulation S-K. Using the most recent fiscal quarter’s data, the Company will present the following tables in future filings, as applicable.

Reconciliation of GAAP measure “Operating margin” to Non-GAAP measure “Adjusted Operating margin”

	Third quarter		First 9 months
	2024	2023	2024	2023
Operating margin (GAAP)	8.9%	8.9%	8.1%	5.9%
Non-GAAP adjustments:
Less: Capacity alignments	0.4%	0.4%	0.3%	1.6%
Less: The Andrews litigation settlement	0.0%	(0.0)%	0.0%	0.1%
Less: Antitrust related items	0.1%	0.0%	0.1%	0.0%

Total non-GAAP adjustments to operating margin	0.4%	0.4%	0.4%	1.7%

Adjusted Operating margin (Non-GAAP)	9.3%	9.4%	8.5%	7.6%

FOIA Confidential Treatment Request by Autoliv, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83).

This letter requests confidential treatment of the bracketed portions of this letter (designated by “[***]”).

United States Securities and Exchange Commission

Page 19 -

Reconciliation of GAAP measure “Earnings per share - diluted” to Non-GAAP measure “Adjusted Earnings per share - diluted”

	Third quarter		First 9 months
	2024	2023	2024	2023
Earnings per share - diluted (GAAP)	$1.74	$1.57	$4.98	$3.04
Non-GAAP adjustments:
Less: Capacity alignments	0.12	0.12	0.31	1.42
Less: The Andrews litigation settlement	—	(0.00)	0.00	0.09
Less: Antitrust related items	0.02	0.01	0.07	0.04
Less: Tax on non-GAAP adjustments	(0.04)	(0.04)	(0.06)	(0.11)

Total non-GAAP adjustments to Earnings per share - diluted	0.10	0.09	0.32	1.44

Adjusted Earnings per share - diluted (Non-GAAP)	$1.84	$1.66	$5.30	$4.48

Average number of shares outstanding - diluted	79.3	85.0	80.9	85.7

Reconciliation of GAAP Measure “Cash flow from operations” to “Free operating cash flow” and “Cash conversion”

	Third quarter		First 9 months		Latest 12 months	Full Year 2023
(Dollars in millions)	2024	2023	2024	2023
Net income	$139	$134	$404	$262	$632	$489
Depreciation and amortization	97	95	289	281	385	378
Other, net	10	9	1	1	(119)	(119)
Changes in operating working capital, net	(68)	(36)	(54)	(8)	189	235

Cash flow from operations	177	202	$639	$535	1,086	982
Expenditures for property, plant and equipment	(146)	(152)	(440)	(420)	(593)	(572)
Proceeds from sale of property, plant and equipment	1	0	9	1	12	4

Capital expenditures, net	(145)	(151)	(431)	(419)	(581)	(569)
Free operating cash flow1)	$32	$50	$208	$117	$505	$414
Cash conversion2)	23%	37%	52%	45%	80%	85%

1) Cash flow from operations less Capital expenditures, net. 2) Free cash flow relative to net income.

Question 8:

We note that amounts identified as “Earnings per share” appear to represent diluted earnings per share figures. Please revise the “Earnings per share” and “Adjusted earnings per share” titles to clearly indicate that they represent diluted EPS figures.

In addition, we note your disclosure on page 21 of the “average number of shares outstanding - diluted” used to calculate the per-share impact of non-GAAP adjustments and that the shares represent the “annualized average number of outstanding shares.” Please specifically tell us and disclose how you determined these share amounts and why you do not use the weighted average diluted shares calculated on a GAAP basis for each specific period.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and in the earnings press release furnished as Exhibit 99.1 to the Form 8-K furnished with the Commission on October 18, 2024 revised the “Earnings per share” and “Adjusted earnings per share” titles to “Earnings per share – diluted” and “Adjusted earnings per share – diluted” to indicate that they represent diluted EPS figures. The Company will continue to provide this revised disclosure going forward as applicable. See revised Key Figures table below:

FOIA Confidential Treatment Request by Autoliv, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83).

This letter requests confidential treatment of the bracketed portions of this letter (designated by “[***]”).

United States Securities and Exchange Commission

Page 20 -

Key Figures
(Dollars in millions, except per share data)	Q3 2024	Q3 2023	Change		9M 2024	9M 2023	Change
Net sales	$2,555	$2,596	(1.6)%		$7,774	$7,724	0.7%
Operating income	226	232	(2.4)%		626	453	38%
Adjusted operating income1)	237	243	(2.3)%		657	586	12%
Operating margin	8.9%	8.9%	(0.1	)pp	8.1%	5.9%	2.2	pp
Adjusted operating margin1)	9.3%	9.4%	(0.1	)pp	8.5%	7.6%	0.9	pp
Earnings per share - diluted	1.74	1.57	11%		4.98	3.04	64%
Adjusted earnings per share - diluted1)	1.84	1.66	11%		5.30	4.48	18%
Operating cash flow	177	202	(12)%		639	535	19%
Return on capital employed2)	22.9%	24.2%	(1.3	)pp	21.2%	15.6%	5.6	pp
Adjusted return on capital employed1,2)	23.9%	24.5%	(0.7	)pp	22.1%	19.8%	2.3	pp

1)	Excluding effects from capacity alignments, antitrust related matters and for FY 2023 the Andrews litigation settlement. Non-U.S. GAAP measure, see reconciliation table.
2)	Annualized operating income and income from equity method investments, relative to average capital employed.

The per-share impact of the non-GAAP adjustments is calculated on a GAAP basis by using the weighted average number of diluted shares outstanding for each specific period presented. In the earnings press release furnished as Exhibit 99.1 to the Form 8-K furnished with the Commission on October 18, 2024, the Company removed the footnote referencing “annualized average number of outstanding shares.” Using the most recent fiscal quarter’s data, the Company will present the following table in future filings, as applicable.

Reconciliation of GAAP measure “Earnings per share - diluted” to Non-GAAP measure “Adjusted Earnings per share - diluted”

	Third quarter		First 9 months
	2024	2023	2024	2023
Earnings per share - diluted (GAAP)	$1.74	$1.57	$4.98	$3.04
Non-GAAP adjustments:
Less: Capacity alignments	0.12	0.12	0.31	1.42
Less: The Andrews litigation settlement	—	(0.00)	0.00	0.09
Less: Antitrust related items	0.02	0.01	0.07	0.04
Less: Tax on non-GAAP adjustments	(0.04)	(0.04)	(0.06)	(0.11)

Total non-GAAP adjustments to Earnings per share - diluted	0.10	0.09	0.32	1.44

Adjusted Earnings per share - diluted (Non-GAAP)	$1.84	$1.66	$5.30	$4.48

Weighted average number of shares outstanding - diluted	79.3	85.0	80.9	85.7

Reconciliation of U.S. GAAP to Non-U.S. GAAP Measures

Trade Working Capital, page 17

Question 9:

We note your presentation of “trade working capital” that is calculated as accounts receivable plus inventories less accounts payable and that it excludes certain current liabilities.

Please tell us how your presentation complies with Item 10(e)(1)(ii)(A) of Regulation S-K, which generally prohibits excluding charges or liabilities that required or will require cash settlement from non-GAAP liquidity measures.

To the extent permissible, ensure you reconcile the measure to GAAP-basis working capital, which is defined in the FASB master glossary as the excess of current assets over current liabilities.

FOIA Confidential Treatment Request by Autoliv, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83).

This letter requests confidential treatment of the bracketed portions of this letter (designated by “[***]”).

United States Securities and Exchange Commission

Page 21 -

RESPONSE:

The Company respectfully acknowledges the Staff’s comment. We note that Instruction 2 to Item 2.02 of Form 8-K states that “The requirements of paragraph (e)(1)(i) of Item 10 of Regulation S-K (17 CFR 229.10(e)(1)(i)) shall apply to disclosures under this Item 2.02.” The requirements of Item 10(e)(1)(ii) (emphasis added) do not apply with respect to disclosures under Item 2.02 of Form 8-K. We further note that Section II.C.2 of SEC Release No. 34-47226 states that “Information that is “furnished to the Commission” in such a Form 8-K is not subject to the requirements of amended Item 10 of Regulation S-K or Item 10 of Regulation S-B, while “filed” information would be subject to those requirements.”

The disclosure of Trade Working Capital in the Company’s Form 8-K furnished on July 19, 2024 as Exhibit 99.1 is not subject to the prohibition included in S-K Item 10(e)(1)(ii)(A) (emphasis added) given such information was “furnished,” not “filed.” The same would apply to disclosures made under Item 2.02 of Form 8-K included in the earnings press release furnished as Exhibit 99.1 to the Form 8-K furnished by the Company with the Commission on October 18, 2024.

Notwithstanding the above, the Company considers trade working capital to be a performance measure and not a liquidity measure as the focus is to follow the Trade Working Capital in percentage in relation to sales. The Company defines trade working capital as outstanding receivables and outstanding inventory less outstanding payables. The Company believes trade working capital percentage in relation to sales provides investors with useful supplemental information to enhance their understanding of how efficiently the Company is managing its short-term assets and liabilities and its supply chain. It also gives insights on how management of the Company assesses the operational efficiency of the Company. Thus, it is not intended to be a liquidity measure, but rather an indication of operational efficiency.

Reconciling GAAP working capital to non-GAAP trade working capital involves adjusting the GAAP measure to exclude or include specific items that the Company considers non-operational or not part of day-to-day business operations management. The reconciling items used to derive this measure are, by contrast, managed as part of the Company’s overall management of cash and debt, but they are not part of the responsibilities of day-to-day operations management.

In the earnings press release we furnished as Exhibit 99.1 to the Form 8-K furnished with the Commission on October 18, 2024, we reconciled the GAAP-basis working capital, defined in the FASB master glossary as the excess of current assets over current liabilities, to the non-GAAP measure Trade working capital and will continue to do so in future filings as applicable. See reconciliation table below.

FOIA Confidential Treatment Request by Autoliv, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83).

This letter requests confidential treatment of the bracketed portions of this letter (designated by “[***]”).

United States Securities and Exchange Commission

Page 22 -

Trade Working Capital

Due to the need to optimize cash generation to create value for shareholders, management focuses on operationally derived trade working capital as defined in the table below. The reconciling items used to derive this measure are, by contrast, managed as part of our overall management of cash and debt, but they are not part of the responsibilities of day-to-day operations management.

(Dollars in millions)	Sep 30 2024	Jun 30 2024		Mar 31 2024		Dec 31 2023		Sep 30 2023
Total current assets	$3,865		$3,703		$4,011		$3,974	$3,879
Total current liabilities	(4,034)		(3,785)		(3,658)		(4,035)	(3,851)

Working capital (U.S. GAAP)	(169)		(83)		353		(61)	28
Less: Cash and cash equivalents	(415)		(408)		(569)		(498)	(475)
Prepaid expenses	(172)		(193)		(180)		(173)	(180)
Other current assets	(90)		(76)		(71)		(93)	(63)
Less: Short-term debt	624		455		310		538	590
Accrued expenses	1,189		1,120		1,129		1,135	1,093
Operating lease liabilities - current	44		41		41		39	37
Other current liabilities	297		312		323		345	274

Trade working capital (non-U.S. GAAP)	$1,307	$	l,169	$	l,336	$	l,232	$1,303

(Dollars in millions)	Sep 30 2024	Jun 30 2024		Mar 31 2024		Dec 31 2023		Sep 30 2023
Receivables, net	$2,192		$2,090		$2,194		$2,198	$2,179
Inventories, net	997		936		997		1,012	982
Accounts payable	(1,881)		(1,858)		(1,855)		(1,978)	(1,858)

Trade working capital (non-U.S. GAAP)	$1,307	$	l,169	$	l,336	$	l,232	$ l,303

Free Cash Flow, Net Cash Before Financing and Cash Conversion, page 19

Question 10:

We note that your free cash flow measure is calculated using “net” capital expenditures. Please tell us and disclose the specific items netted against capital expenditures and revise the title to “adjusted free cash flow” or a similar description. Refer to Question 102.07 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

RESPONSE:

The Company calculates the net capital expenditures as Expenditures for property, plant and equipment less proceeds from the sale of property, plant and equipment. The Company will in future filings, revise the reconciliation table to present expenditures and proceeds on separate lines. The Company will also revise the title of the non-GAAP measure to “Free operating cash flow.” Using the most recent fiscal quarter’s data, the following reflects the Company’s proposed updated disclosure to be included in future filings, as applicable.

Reconciliation of GAAP Measure “Cash flow from operations” to “Free operating cash flow” and “Cash conversion”

FOIA Confidential Treatment Request by Autoliv, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83).

This letter requests confidential treatment of the bracketed portions of this letter (designated by “[***]”).

United States Securities and Exchange Commission

Page 23 -

	Third quarter		First 9 months		Latest 12 months	Full Year 2023
(Dollars in millions)	2024	2023	2024	2023
Net income	$139	$134	$404	$262	$632	$489
Depreciation and amortization	97	95	289	281	385	378
Other, net	10	9	1	1	(119)	(119)
Changes in operating working capital, net	(68)	(36)	(54)	(8)	189	235

Cash flow from operations	177	202	$639	$535	1,086	982
Expenditures for property, plant and equipment	(146)	(152)	(440)	(420)	(593)	(572)
Proceeds from sale of property, plant and equipment	1	0	9	1	12	4

Capital expenditures, net	(145)	(151)	(431)	(419)	(581)	(569)
Free operating cash flow1)	$32	$50	$208	$117	$505	$414
Cash conversion2)	23%	37%	52%	45%	80%	85%

1)	Cash Flow from operations less Capital expenditures, net. 2) Free cash flow relative to net income.

Items affecting comparability, page 20

Question 11:

We note that you utilize “annualized” income amounts in your return on capital employed and return on total equity calculations, as well as “average” balances in the denominators. As there can be multiple ways to annualize and average amounts, please tell us and specifically disclose how you perform your calculations. In doing so, clarify the purpose and intent of annualizing amounts for quarterly period measures.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and will revise in future filings present reconciliation tables and clarify in a footnote to the reconciliation tables that the “annualized” income amounts used in the “Return on capital employed” and “Return on total equity” calculations are calculated as follows:

“The quarterly annualized income amount is calculated as the quarterly amount multiplied by four and the year-to-date annualized amount is calculated as the year-to-date amount divided by the quarterly period number (two or three) multiplied by four.”

The “average” balances in the denominators “Average capital employed” and “Average capital employed” are calculated as an “average of the opening balance amount and the closing balance amounts for each quarter included in the period.”

The purpose and intent of annualizing amounts for the quarterly period measures is to make the quarterly period measure to be comparable with other periods.

Using the most recent fiscal quarter’s data, the following reflects the Company’s proposed updated reconciliations to be included in future filings, as applicable.

Reconciliation of GAAP measure “Return on Capital Employed” to Non-GAAP measure “Adjusted Return on Capital Employed”

FOIA Confidential Treatment Request by Autoliv, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83).

This letter requests confidential treatment of the bracketed portions of this letter (designated by “[***]”).

United States Securities and Exchange Commission

Page 24 -

	Third quarter		First 9 months
	2024	2023	2024	2023
Return on capital employed1) (GAAP)	22.9%	24.2%	21.2%	15.6%
Non-GAAP adjustments:
Less: Capacity alignments	0.8%	0.3%	0.8%	3.9%
Less: The Andrews litigation settlement	0.0%	0.0%	0.0%	0.2%
Less: Antitrust related items	0.2%	0.0%	0.2%	0.1%

Total non-GAAP adjustments to Return on capital employed1)	1.0%	0.4%	1.0%	4.2%

Adjusted Return on capital employed1) (Non-GAAP)	23.9%	24.5%	22.1%	19.8%

Annualized adjustment2) on Return on capital employed1)	$44	$44	$42	$177

1)

Annualized operating income and income from equity method investments, relative to average capital employed. The average capital employed amount is calculated as an average of the opening balance amount and the closing balance amounts for each quarter included in the period.

2)

The quarterly annualized adjustment to net income before taxes amount is calculated as the quarterly amount times four. The year-to-date annualized adjustement to net income before taxes amount is calculated as the year-to-date amount divided by the quarterly period number (two or three) multiplied by four.

Reconciliation of GAAP measure “Return on Total Equity” to Non-GAAP measure “Adjusted Return on Total Equity”

	Third quarter		First 9 months
	2024	2023	2024	2023
Return on total equity1) (GAAP)	24.1%	21.3%	22.4%	13.5%
Non-GAAP adjustments:
Less: Capacity alignments	1.3%	0.3%	1.3%	5.9%
Less: The Andrews litigation settlement	0.0%	0.0%	0.0%	0.4%
Less: Antitrust related items	0.3%	0.0%	0.3%	0.2%
Less: Tax on non-GAAP adjustments	(0.5)%	(0.1)%	(0.3)%	(0.5)%

Total non-GAAP adjustments to Return on total equity1)	1.1%	0.2%	1.3%	5.9%

Adjusted Return on total equity1) (Non-GAAP)	25.2%	21.5%	23.7%	19.5%

Annualized adjustment2) on Return on total equity1)	$32	$31	$35	$164

1)

Annualized net income relative to average total equity. The average total equity amount is calculated as an average of the opening balance amount and the closing balance amounts for each quarter included in the period.

2)

The quarterly annualized adjustment to net income amount is calculated as the quarterly amount times four. The year-to-date annualized adjustment to net income amount is calculated as the year-to-date amount divided by the quarterly period number (two or three) multiplied by four.

Question 12:

We note that adjusted return on capital employed represents “annualized operating income and income from equity method investments, relative to average capital employed as adjusted to exclude certain non-recurring items.” Please tell us and disclose the nature of the non-recurring adjustments and ensure that you provide a reconciliation to the most directly comparable GAAP measure for each measure presented. See Item 10(e)(1)(i)(B) of Regulation S-K and the third bullet of Question 102.10(a) of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment.

The non-recurring items excluded in the adjusted return on capital employed are the same adjustments that are used in adjusted operating income (capacity alignments, the Andrews Litigation for FY 2023 and antitrust matters). Capacity alignments include footprint activities, such as closing production facilities and moving production between sites and countries, but also reduction of employees to align to present or expected volumes. The Andrews Litigation has been separately disclosed in the Company’s public filings (See Note 17 to the financial statements included in the 2023 Form 10-K). The Antitrust related items relate to the EU Investigations in 2018 and the potential customer related claims towards the Company as most recently set forth in Note 17 to the financial statements included in the 2023 Form 10-K.

FOIA Confidential Treatment Request by Autoliv, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83).

This letter requests confidential treatment of the bracketed portions of this letter (designated by “[***]”).

United States Securities and Exchange Commission

Page 25 -

In the Company’s future filings, the Company will revise the reconciliation tables that reconcile each presented non-GAAP measure to the most comparable GAAP measure. See the Company’s proposed updated reconciliations to be included in future filings reflected in the response to Question 11 above.

***

Sincerely,

/s/ Fredrik Westin
Fredrik Westin
Chief Financial Officer

Cc:	Anthony Nellis, Executive Vice President, Legal Affairs, General Counsel & Secretary, Autoliv, Inc.

Dave Brown, Alston & Bird LLP